

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2013

Via E-Mail
Simon J. Michael
Manager
Balch Hill Partners, L.P.
2778 Green Street
San Francisco, CA 94123

> **Re:** **STEC, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 21, 2013 by Balch Hill Partners, L.P. et al.**
> **File No. 000-31623**

Dear Mr. Michael:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Background to the Solicitation, page 4

1. We note the statement in the first bullet point on page 4 that the company's performance has declined "mainly as a result of increasing competition." We further note the following assertions:

    *   In the last bullet point on page 5 that Manouch Moshayedi lost the trust of STEC's key OEM customers and shareholders;
    *   In the second bullet point on page 6 that STEC misallocated corporate funds; and
    *   In the first paragraph on page 7 that your nominees will enhance shareholder value.

    Support for opinions or beliefs should be self-evident, disclosed in your materials, or provided to the staff on a supplemental basis with a view toward disclosure. Please provide supplemental information or further disclosure in the document to support these statements.

2.   The last sentence of the third bullet point, and page 13, includes disclosure that Balch
       Hill agreed to pay all pre-approved expenses incurred in connection with this solicitation.
       This disclosure is in conflict with disclosure regarding the expenses associated with the
       solicitation, which indicates that Balch Hill will pay all expenses regardless of whether
       they have been pre-approved. Please note that Item 4(b)(5) of Schedule 14A applies to
       all expenses, not only those that have been pre-approved. Please revise accordingly.

3.   Please disclose what you mean by the statement in the last sentence of the first bullet
       point on page 5 that STEC search for a CEO with "world class experience."

Reasons for the Solicitation

We are concerned with the Company's poor operating performance…, page 8

4.   Refer to the sentence immediately above the graph on page 8. Please quantify the growth
       of the SAS SSD market that is represented by the graph.

5.   Please disclose how you calculated the numbers in the cash burn and break-even amounts
       in the last paragraph of this section.

Proposal No. 1

Election of Directors, page 11

6.   Please revise the opening paragraph to state the duration of the term over which the
       director nominees will be expected to serve if elected.

7.   Please clarify Mr. Leventhal's business experience for the past five years by identifying
       his employer(s) prior to September 2010. If he was employed by both Solaris and Sun
       Microsystems, please provide a brief explanation of this employment arrangement.

8.   We note the phrase "may be deemed" in the first paragraph on page 14, the last paragraph
       on page 20, and the first paragraph on page 21. Please revise to remove any uncertainty
       regarding who holds voting or investment power over the shares.

9.   In the first paragraph on pages 14 and 21, a disclaimer of beneficial ownership of shares
       held by your Nominees exists. Instruction 2 to Item 403 of Regulation S-K states that
       beneficial ownership disclosure pursuant to Item 403 is determined in accordance with
       Exchange Act Rule 13d-3. Rule 13d-3 states that beneficial ownership is based on voting
       and/or investment power, not pecuniary interest. Thus, because shareholders have the
       power to direct the voting or disposition of the shares, they are beneficial owners even if
       they do not receive the economic benefit of the securities. Please revise.

10.   Please revise the disclosure to modify or delete the statement that group membership alone results in shared beneficial ownership among group members. Only the group itself, and not its membership, is deemed to have acquired the beneficial ownership of the group members under Rule 13d-5(b). Please make corresponding revisions to the section that provides more information about the participants in the solicitation.

Voting and Proxy Procedures, page 18

11.   Please reconcile the second paragraph in this section with your Form of Proxy, where the disclosure indicates that if no direction is indicated, the proxy will be voted "For" the nominees and the advisory vote on executive compensation and "Abstain" on the ratification of PricewaterhouseCoopers.

Solicitation of Proxies, page 20

12.   Please reconcile the last sentence in this section with last sentence on page 13, where you disclose that you will not submit the question of reimbursement to a shareholder vote *if* the reimbursement is approved by the Board.

Form of Proxy

13.   Please revise the language describing the proposal on executive compensation to indicate that shareholders are approving the compensation paid to named executive officers. For guidance, refer to Question 169.07 of the Exchange Act Rules Compliance and Disclosure Interpretations.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to the disclosure, they are responsible for its accuracy and adequacy.

        In responding to our comments, please provide a written statement from each participant acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Gabriel Eckstein at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
        Steve Wolosky, Esq.
        Olshan Frome Wolosky LLP
        65 East 55th Street
        New York, NY 10022